Exhibit 1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on October 27th , 2011

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of IncrediMail Ltd. (the “Company”) that an Annual General Meeting of the Shareholders of the Company will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on October 27th  2011, at 16:00  local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
TO VOTE ON THE PROPOSAL TO ELECT Iris Beck, nominated by the Company's Board of Directors, to be director for a  three year term (commencing on the date of the Meeting and until the Annual General Meeting of the shareholders of the Company to be held in the year 2014 and the due election of her successor).

2.
TO VOTE ON THE PROPOSAL TO APPROVE a framework compensation package for directors that are appointed to the Company's Board of Directors (other than external directors and other than for directors who are also officers of the Company).

3.
TO VOTE ON THE PROPOSAL TO APPROVE a change of the Company's name to PERION Interactive Ltd. or such similar name containing the name PERION as determined by the Company's management and approved by the Israeli Registrar of Companies, and approve the applicable amendments to the Company's Memorandum of Association and Articles of Association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies).

4.	TO VOTE ON THE PROPOSAL TO APPROVE amendments to the Company's Articles of Association related to indemnification and insurance of directors and officers of the Company.

5.	TO VOTE ON THE PROPOSAL TO APPROVE a revised form of indemnification letter that will be issued by the Company to the directors of the Company.

6.	TO VOTE ON A PROPOSAL TO APPROVE the adoption of an amendment for U.S. taxpayers to the Company's 2003 Israeli Share Option Plan.

7.
TO VOTE ON THE PROPOSAL TO RE-APPOINT Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2011 and to authorize the Board of Directors to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company's Board of Directors.

8.	TO REVIEW the Company's Annual Report and financial statements for the year ended December 31, 2010, and to transact such other business as may properly come before the Meeting.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on September 20th, 2011 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope.  A duly executed proxy card must be received by the Company not later than the close of business on October 26th , 2011 in order to be counted in the vote to be held in the Meeting.  You may also present the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on October 26th , 2011, or by presenting a later dated proxy card to the chairperson at the Meeting or by voting in person at the Meeting. If you attend the Meeting, you may vote in person, whether or not you have already executed and returned your proxy card.

Please review the accompanying proxy statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have any questions, please feel free to call Mr. Yacov Kaufman, the Company’s Chief Financial Officer, at +011-972-3-7696100.

           YOUR VOTE IS VERY IMPORTANT. EXCEPT FOR THE MATTER SPECIFIED IN PROPOSALS 3 AND  4, WITH RESPECT TO THE APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION RELATED TO A CHANGE TO THE NAME OF THE COMPANY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY, THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY ARE REQUIRED TO APPROVE ALL THE OTHER MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE. WITH RESPECT TO THE APPROVAL OF A CHANGE TO THE NAME OF THE COMPANY AND APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION RELATED TO INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY, A SPECIAL MAJORITY IS REQUIRED FOR EACH PROPOSAL, AS DESCRIBED IN THE ATTACHED PROXY STATEMENT. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: September 15th , 2011

ii

PROXY STATEMENT

IncrediMail Ltd.
4 HaNechoshet Street
Tel Aviv 69710
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on October 27th , 2011

                This proxy statement is being solicited by our Board of Directors for use at our Annual General Meeting of shareholders to be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on October 27th , 2011, at 16:00 (local time), or at any adjournment thereof (the “Meeting”). The record date for determining our shareholders that are entitled to notice of, to participate in, and to vote at, the Meeting is the close of business of September 20th , 2011. On September 14th , 2011, which is the last full trading day before printing of this proxy statement, we had outstanding and entitled to vote 9,912,971 Ordinary Shares, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”).

                Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of Annual General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Annual General Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. IF NO SPECIFIC INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE MATTERS TO BE ACTED UPON, THE ORDINARY SHARES REPRESENTED BY A SIGNED PROXY WILL BE VOTED FOR THE PROPOSALS RECOMMENDED BY OUR BOARD OF DIRECTORS AS SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

Each of the proposals 1, 2, 5, 6, and 7 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals.

According to the Israel Companies Law – 1999, proposal 3 requires a special majority of the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least seventy five percent (75%) of the votes cast with respect to the proposal (abstentions are excluded from the total of votes cast).

According to a special majority provision in the Company's Articles of Association (Article 34), proposal 4 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least more than two-thirds of the voting power of the issued and outstanding share capital of the Company.

               Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation or a later dated proxy no later than the close of business on October 26th, 2011, or (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or delivering a later dated proxy to the chairperson at the Meeting.

               Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

                Proxies are being mailed to shareholders on or about September 21st  2011 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange, or TASE, may either vote their shares in person at the Meeting by presenting as proof of ownership of the shares a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000, or send such certificate along with a duly executed proxy to the Company at 4 HaNechoshet Street, Tel Aviv 69710, Israel, Attention: Corporate Secretary.

               This proxy statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the “SEC”) which are also available to the public at the Israel Securities Authority’s website at: www.magna.isa.gov.il, as more fully described in this proxy under the caption "Where to Find More Information". We encourage you to read the entire proxy statement carefully.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

           The following table sets forth certain information as of September 14th, 2011, concerning (i) the only persons or entities known to the Company to own beneficially approximately 5% or more of the Company’s outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all directors and officers as a group. The percentages below are based on 9,912,971  Ordinary Shares outstanding as of September 14th , 2011:

	Shares Beneficially Owned
	Number		Percent1
5% Shareholders
Ofer Adler	716,956	2	7.2%
Yaron Adler	821,232		8.2%

Directors and officers as a group (13 persons)	601,381	3	5.8%

1
Percentage in this table are based on 10,258,990 Ordinary Shares outstanding as of September 14th , 2011 such number includes 346,019 Ordinary Shares held by the Company, such shares do not confer upon the Company any voting rights.

2	Includes 50,000 options held by Mr. Ofer Adler, which are currently exercisable into 50,000 Ordinary Shares of the Company.
3	Includes 420,000 options that are either currently exercisable or will become exercisable within 60 days after the date of this proxy statement.

MARKET PRICE DATA

           The following table shows, for the periods indicated, the highest and lowest closing sale prices of our Ordinary Shares as reported on the Nasdaq Global Market and the Tel Aviv Stock Exchange (as of August 31st , 2011)4:

	Nasdaq Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)
2010
Third Quarter	6.25	3.97	23.35	15.85
Fourth Quarter	7.82	5.83	28.35	20.95

2011
First Quarter	8.00	6.98	28.30	24.96
Second Quarter	7.57	6.74	27.34	22.23

Most recent six months

March 2011	7.69	7.19	27.27	25.39
April 2011	7.38	6.90	25.74	22.23
May 2011	7.57	6.91	27.34	23.52
June 2011	7.13	6.74	25.46	22.90
July 2011	7.75	6.96	26.52	23.78
August 2011	6.85	5.52	24.03	19.51

           The closing price of our Ordinary Shares, as reported on the Nasdaq Global Market and  the Tel Aviv Stock Exchange on September 14th , 2011, which is the last full trading day before printing of this proxy statement, were $5.30 and NIS 19.13 (equal to $5.15 based on the Bank of Israel representative exchange rate as of such date), respectively.

4	The numbers in this table are based on the closing sale prices as reported by the Nasdaq Global Market and the Tel Aviv Stock Exchange, and are not based on the adjusted closing price for dividends.

PROPOSAL ONE

ELECTION OF A DIRECTOR

Our Board of Directors generally consists of seven directors, two of whom qualify as “external directors” for Israeli law purposes and have been determined by our Board of Directors to qualify as “independent” for Nasdaq Stock Market Purposes as well. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which, directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At this Meeting the term of the second class (Mr. Arik Ramot) shall expire, and a new director shall be elected to serve for a new three year term.

The Board of Directors of the Company has nominated Iris Beck for election as a director, to serve for a period commencing on the date of the Meeting and until the annual meeting of shareholders of the Company to be held in the year 2014 and the due election of her successor. The other directors of the Company shall continue to serve as directors in accordance with the terms of the Company’s Articles of Association and applicable law.

In the event that Iris Beck  should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named therein as proxy in accordance with their best judgment. The Company is not aware of any reason why Iris Beck, if elected, should be unable to serve as a director. The Company does not have any agreement with respect to the future election of Iris Beck. The following information is supplied with respect to Iris Beck , including her  principal occupation in recent years and is based upon the records of the Company and information furnished to it by Iris Beck:.

Iris Beck has a B.A in economics from the University of Haifa and an MBA from the Bar Ilan University and attended Management courses at INSEAD. As of 2009, she is the Chief Executive Officer of Mccann Erickson Israel. Between 2002 and 2008 she served as the Chief Marketing Officer of Partner Communications, and between 2001-2002 she served as the Chief Executive Officer of Unilever Israel.

Iris Beck has attested to the Board of Directors and the Company that she meets all the requirements in connection with the election of directors of publicly traded companies under the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the "Companies Law").

                   Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that Iris Beck  is hereby elected to serve as a director for a period commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2014 and the due election of her successor”.

                   The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

                   Our Board of Directors recommends a vote "FOR" approval of the proposed election of Iris Beck  as a director of the Company.

PROPOSAL TWO

APPROVE A FRAMEWORK COMPENSATION PACKAGE FOR DIRECTORS
THAT ARE APPOINTED TO THE COMPANY'S BOARD OF DIRECTORS
(OTHER THAN THE EXTERNAL DIRECTORS AND OTHER THAN
DIRECTORS WHO ARE ALSO OFFICERS OF THE COMPANY), EFFECTIVE
AS OF THE DATE OF APPROVAL OF THE SHAREHOLDERS.

Our Board of Directors generally consists of seven directors, two of whom qualify as "external directors" for Israeli law purposes and have been determined by our Board of Directors to qualify as "independent" for Nasdaq Stock Market Purposes as well. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually.   If the number of directors constituting the board is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case will a decrease in the number of directors constituting the board shorten the term of any incumbent director.

In addition,  according to the Articles of Association of the Company, the Board of Directors may at any time appoint a person as a director in order to fill a vacancy or as an addition to the then current number of directors, provided that the total number of directors shall not at any time exceed seven directors. Any director so appointed shall hold office until the Annual General Meeting at which the term for the other directors of his class expires, unless otherwise stated in the appointing resolution.  For example, on August 7th , 2011, the Board of Directors appointed Mr. Alan Gelman, the Chief Financial Officer of Bezeq, to fill the vacancy occurring after the resignation of Mr. Ofer Adler which took effect on August 7th , 2011.  Mr. Gelman was appointed to complete Mr. Adler's term until the annual meeting of shareholders of the Company to be held in the year 2013 and the due election of his successor.

The Company’s Audit Committee and Board of Directors have approved a proposed framework compensation package for directors (other than the external directors of the Company and other than directors who are also officers of the company) which subject to, and following, approval of the Shareholders shall become effective for all such directors as of the date of approval by the Shareholders (other than with respect to Mr. Alan Gelman for whom it will be effective as the date of his recent appointment to the Board of Directors on August 7th , 2011). The proposed framework compensation package includes the payment of annual fee of 35,000 USD, and all other terms of compensation for directors which were previously approved by the Shareholders, including the annual grant of options to purchase ordinary shares of the Company as approved in the earlier meeting of the shareholders on July 9th 2009, and reimbursement for travel expenses in accordance with the Company's travel reimbursement policy for directors.

 Under the Israeli Companies Law, the adoption of the proposed resolution requires the approvals of the Audit Committee, Board of Directors and Shareholders, in that order.  Our Audit Committee and Board of Directors believe that approval of the director compensation package as proposed, is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors and officers, and approved granting the proposed compensation package to our directors (other than external directors who are compensated in accordance with the provisions of the Israeli Companies Law which govern compensation of external directors).

                 Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, approve a framework compensation package for directors that are appointed to the Board of Directors (other than external directors and other than for directors who are also officers of the Company), effective for all such directors as of the date of approval by the Shareholders (other than with respect to Mr. Alan Gelman for whom it will be effective as the date of his recent appointment to the Board of Directors on August 7th , 2011)”.

                 The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

                                      Our Board of Directors recommends a vote "FOR" approval of the proposed framework compensation package for directors that are appointed to the Company's Board of Directors (other than external directors and other than for directors who are also officers of the Company), effective for all such directors as of the date of approval by the Shareholders (other than with respect to Mr. Alan Gelman  for whom it will be effective as the date of his recent appointment to the Board of Directors on August 7, 2011).

PROPOSAL THREE

APPROVE A CHANGE OF THE COMPANY'S NAME TO PERION
INTERACTIVE LTD. OR SUCH SIMILAR NAME CONTAINING THE NAME
'PERION' AS DETERMINED BY THE COMPANY'S  MANAGEMENT AND
APPROVED BY THE ISRAELI REGISTRAR OF COMPANIES, AND APPROVE
THE APPLICABLE AMENDMENT TO THE COMPANY'S
MEMORANDUM OF ASSOCIATION AND ARTICLES OF
ASSOCIATION TO REFLECT SUCH NAME CHANGE

As we execute on our strategy to drive future growth through additions and enhancements to our product line, organically and through acquisitions, our corporate identity should not be that of a single product and a specific application, rather it is important that we have a strong corporate identity to accommodate and reflect an expanding product portfolio.  IncrediMail has proven to being a very appropriate and successful product name, however as a corporate identifier, it limits our ability to gain recognition as a company with more products than our Email product, IncrediMail.  Our Board of Directors and management have determined that as part of our implementation of the above, the Company's name should be changed in order to better reflect this strategy.   Changing the company name will reflect our new position as a company with a broad range of consumer downloadable products, serving second-wave technology adopters.   Our goal is to position "PERION" as the  brand of choice for our users who seek  quality products that are simple, safe and useful.  As such the Board of Directors is proposing to change the name of the Company to "PERION Interactive Ltd." or "PERION Interactive Holdings Ltd." or "PERION Interactive Group Ltd.", or a similar name containing the name PERION as shall be approved by the Israeli Registrar of Companies.  The Board of Directors and Management believe that such name change is appropriate and in the interests of the Company and its shareholders.

Under Israeli law, the Israeli Registrar of Companies has discretion to determine if a proposed change to the name of a corporation meets the requirements of the law and to approve the name change.  According to the Israel Companies Law -1999, a company cannot change its name to a name: (i) that is already in use or similar to an existing name to such extent as being likely to mislead the public; (ii) that is a registered trademark of goods or services that are used for similar purposes as the requesting company's activities or  similar to an existing trademark to such extent as being likely to mislead the public unless the trademark holder agrees in writing to use of the name; (iii) which the Registrar believes contains elements of fraud or deception; or (iv) which the Registrar believes is liable to harm the public order or the sensitivities of the public.

As a matter of practice, the Israeli Registrar of Companies will generally ask management to provide at least two alternate names in the event that PERION Interactive Ltd. is not approved. Our management is proposing PERION Interactive Holdings Ltd. or "PERION Interactive Group Ltd." or any similar name containing the name PERION as shall be approved by the Israeli Registrar of Companies as the alternative names to PERION Interactive Ltd.

       The change of the Company’s name will become effective only following the approval and authorization of the Israeli Registrar of Companies and receipt of a Name Change Certificate.  The name of a corporation is a detail that is required to be part of the Articles of Association of the corporation (and the Memorandum of Association for Israeli corporations which also have such) and therefore, at the time the Name Change Certificate is issued, the Memorandum of Association and Articles of Association of the Company are to be amended to reflect the new name of the Company.

       Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve a change of the Company's name to PERION Interactive Ltd. or such similar name containing the name PERION as determined by the Company's management and approved by the Israeli Registrar of Companies, and approve the applicable amendment to the Company's Memorandum of Association and Articles of Association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies)”.

       According to the Israel Companies Law – 1999, in light of the fact that the Company was incorporated under the Israel Companies Ordinance [Revised Version] – 1983 and has a Memorandum of Association, the approval of proposal 3 requires a special majority of the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least seventy five percent (75%) of the votes cast with respect to the proposal (abstentions are excluded from the total of votes cast).

      Our Board of Directors recommends a vote FOR approval of a change of the Company's name to PERION Interactive Ltd. or such similar name containing the name PERION as determined by the Company's management and approved by the Israeli Registrar of Companies, and approving the applicable amendment to the Company's Memorandum of Association and Articles of Association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies).

PROPOSAL FOUR

APPROVE AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION
RELATED TO INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS
OF THE COMPANY

        At the Meeting, we will propose to approve amendments to our Articles of Association, in order to allow indemnification and insurance of directors and officers of the Company to the full extent permitted by law.

        A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Israeli Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.

        These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals per instance of violation is a fine of NIS 1,000,000 (currently equivalent to approximately $293,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

        The amendments to the Israeli Securities Law and to the Israeli Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

        To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, we propose to revise our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Israeli Companies Law described above. Accordingly, we propose to revise the "INSURANCE, EXEMPTION AND INDEMNITY OF OFFICERS" section of the Company's Articles of Association (Articles 79 through 81) as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

INSURANCE, EXEMPTION AND INDEMNITY OF OFFICERS

79.	Subject to the provisions of the Law and the Israeli Securities Law, 5728 – 1968 (the "Israeli Securities Law"), the Company may:

79.1.
enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders with respect to an obligation imposed on such Office Holder due to an act performed by the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any of the following:

79.1.1.	a breach of duty of care to the Company or to any other person;

79.1.2.	a breach of the duty of loyalty to the Company provided that the Office Holder acted in good faith and had reasonable grounds to assume that the act would not harm the interests of the Company;

79.1.3.	a financial liability imposed on such Office Holder in favor of any other person;

79.1.4.
reasonable litigation expenses, including attorneys fees, incurred by the Office Holder as a result of an ongoing administrative enforcement proceeding instituted against him in accordance with the Israeli Securities Law. Without derogating from the generality of the foregoing, such expenses will include, and the Company may procure insurance for, a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52CIV(a)(1)(a) of the Israeli Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters VIII’3, VIII’4 or IX’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees; and

79.1.5.	any other incident for which it is or shall be permitted to insure the liability of an officer.

79.2.
undertake, in advance to indemnify, or may indemnify retroactively, an Office Holder of the Company with respect to any of the following liabilities or expenses that arise from an act performed by the Office Holder by virtue of being an Office Holder of the Company:

79.2.1.
a financial liability imposed on an Office Holder in favor of another person by any judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court,

79.2.2.
reasonable litigation expenses including attorney's fees, incurred by him as a result of an investigation or proceedings instituted against him by an authority empowered to conduct an investigation or proceedings, which are concluded without the filing of an indictment against the Office Holder and without the levying of a monetary obligation in lieu of criminal proceedings upon the Office Holder, or which are concluded without the filing of an indictment against the Office Holder but with levying a monetary obligation in substitute of such criminal proceedings upon the Office Holder for a crime that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from generality of the foregoing, such expenses will include, and the Company may undertake to indemnify an Office Holder of the Company as aforesaid, for a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52CIV(a)(1)(a) of the Israeli Securities Law of and expenses that the Office Holder incurred in connection with a proceeding under Chapters VIII’3, VIII’4 or IX’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees; and

79.2.3.
reasonable litigation expenses, including attorney's fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge on which the Office Holder was acquitted or in a criminal charge on which the Office Holder was convicted for an offense which did not require proof of criminal intent; and

79.2.4.	Any other obligation or expense for which it is or shall be permitted to indemnify an officer.

provided however, that in the event the Company wishes to indemnify an Office Holder in advance for financial liabilities under Article 79.2.1 it may only do so if the undertaking to indemnify the Office Holder for such liabilities was restricted to those events that the Board may deem foreseeable in light of the Company's actual activities, at the time of giving of such undertaking, and to a specific sum or a reasonable criterion under such circumstances as determined by the Board.

80.
Subject to the provisions of the Law and the Israeli Securities Law, the Company hereby releases, in advance, its Office Holders from liability to the Company for damage that arises from the breach of the Office Holder’s duty of care to the Company.

81.
The provisions of Articles 79 and 80 are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance or the provision of any such indemnification shall be approved by the Board. Any modification of Articles 79 through 81, and any amendment to the Law, the Israeli Securities Law or any other applicable law, shall be prospective in effect and shall not affect the Company’s obligation or ability to indemnify an Office Holder for any act or omission occurring prior to such modification or amendment, unless otherwise provided by the Law, the Israeli Securities Law or such applicable law.

       The Board of Directors will present the following resolution at the Meeting:

“RESOLVED that the "INSURANCE, EXEMPTION AND INDEMNITY OF OFFICERS" section of the Company's Articles of Association (Articles 79 through 81) of the Company’s Articles of Association be revised with the changes marked.”

        Pursuant to a special majority provision in the Company's Articles of Association (Article 34), the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least more than two-thirds of the voting power of the issued and outstanding share capital of the Company is necessary for the approval of the foregoing resolution.

        Our Board of Directors recommends a vote FOR amendments to the Company's Articles of Association related to indemnification and insurance of directors and officers of the Company.

PROPOSAL FIVE

TO APPROVE A REVISED FORM OF INDEMNIFICATION LETTER THAT WILL BE
ISSUED BY THE COMPANY TO DIRECTORS OF THE COMPANY

        The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors, subject to certain conditions and limitations. In the past, our shareholders have approved giving indemnification letters to all our directors.

         In light of the recent amendments to the Israeli Companies Law and to the Israeli Securities Law described in Proposal Four above, and provided that our Articles of Association are amended as proposed in such Proposal Four, we propose to revise the form of our indemnification letter to ensure that the Company’s directors are afforded protection to the fullest extent permitted by law.  The proposed form of amended indemnification letter is attached hereto as Appendix A. The words proposed to be added are underlined.

        Under the Israeli Companies Law, the adoption of the proposed resolution requires the approvals of the Audit Committee, Board of Directors and shareholders, in that order.

        The proposed revised form of indemnification letter, as described above, was approved by our Audit Committee on August 7th , 2011 and by our Board of Directors on August 10th , 2011.  The inclusion of Clause 1.4 in the form of indemnification letter attached hereto as Appendix A is subject to the approval by the shareholders of the Company of changes to the Company's Articles of Association described in Proposal Four above. Should such Proposal Four not be approved by the shareholders, then to the extent that proposed resolution under this Proposal Five is approved by the requisite majority of shareholders of the Company as described below, we will make appropriate amendments to the form of indemnification letter by removing Clause 1.4 from the indemnification letter so that it is consistent with the provisions of the Company's current Articles of Association, and leaving all other proposed changes intact in the revised form of indemnification letter.

        Our Audit Committee and Board of Directors believe that approval of the revised form of indemnification letter is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors, and approved granting the proposed form of indemnification letter to our directors.

        At the Meeting, the shareholders will be asked to approve granting the revised form of indemnification letter in the form of Appendix A hereto to our directors serving from time to time in such capacity. For the avoidance of doubt, if this Proposal Five is not approved, the validity of the existing form of our indemnification letter will not be affected.

        The Board of Directors will present the following resolution at the Meeting:

“RESOLVED, to approve the revised indemnification letter in the form of Appendix A hereto, to be provided to directors of the Company serving from time to time in such capacity.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

        Our Board of Directors recommends a vote FOR approving the revised indemnification letter that will be issued to directors of the company.

PROPOSAL SIX

TO APPROVE THE ADOPTION OF A U.S. APPENDIX TO THE ADOPTION OF AN
AMENDMENT FOR U.S. TAXPAYERS TO THE COMPANY'S 2003 ISRAELI SHARE
OPTION PLAN.

        The Board of Directors has determined that it is in the interests of the Company to allow our employees in the United States to participate in our stock option plans for employees.  According to the laws in the United States (particularly the U.S. Internal Revenue Code of 1986, as amended) in order for a grant of options to qualify as an “incentive stock option” it must, amongst other requirements, be granted pursuant to a plan which is approved by the stockholders of the granting corporation within 12 months before or after the date such plan is adopted.

        Therefore, the Board of Directors has resolved to seek shareholder approval for  the adoption of an amendment for U.S. taxpayers to the 2003 Israeli Share Option Plan (the "U.S. Appendix") in the form attached hereto as Appendix B, for the award of (i) options to purchase Shares under the Plan, all of which may be issued under the U.S. Appendix pursuant to "incentive stock options" within the meaning of the U.S. Internal Revenue Code of 1986, as amended.

        The Board of Directors will present the following resolution at the Meeting:

“RESOLVED, to approve the adoption of an amendment for U.S. taxpayers  to the Company's 2003 Israeli Share Option Plan in the form attached hereto as Appendix B.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

        Our Board of Directors recommends a vote FOR approving the adoption of an amendment for U.S. taxpayers to the Company's 2003 Israeli Share Option Plan.

PROPOSAL SEVEN

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST &
YOUNG GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY FOR
THE YEAR ENDING DECEMBER 31, 2011 AND AUTHORIZATION OF THE BOARD OF
 DIRECTORS TO FIX THE COMPENSATION OF SAID AUDITORS IN ACCORDANCE
WITH THE AMOUNT AND NATURE OF THEIR SERVICES, OR TO DELEGATE SUCH
POWER TO THE AUDIT COMMITTEE

                Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2004. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company's independent public accountants for the fiscal year ending December 31, 2011.  Our Board of Directors has recommended and upon such recommendation, at the last Annual General Meeting, the Company's shareholders appointed the accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2010. The Board of Directors believes that the appointment of Kost Forer Gabbay & Kasierer as the Company's independent registered public accounting firm to perform the audit of the Company's consolidated financial statements for the fiscal year ending December 31, 2011 is appropriate and in the interests of the Company and its shareholders. Subject to the approval of this proposal, the Board of Directors will fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the Audit Committee of the Board of Directors.

In compliance with the Companies Law, our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, as the independent public auditors of the Company for the year ending December 31, 2011 and that the Board of Directors be authorized to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

             Our Board of Directors recommends a vote "FOR" approval of the proposed appointment of Kost Forer Gabbay & Kasierer as the independent public auditors of the Company for the year ending December 31, 2011 and the authorization of the Board of Director's to fix their compensation.

PROPOSAL EIGHT

REVIEW THE COMPANY'S ANNUAL REPORT AND FINANCIAL
STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010, AND TO
TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE
THE MEETING.

                The audited financial statements of the Company for the fiscal year ended December 31, 2010 were filed together with the Company’s Annual Report on Form 20-F, which was filed on March 09, 2011 with the Securities and Exchange Commission and is available at their website, www.sec.gov, at the Company’s website, http://www.incredimail-corp.com and at the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.  The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This item will not involve a vote by the shareholders.

                The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. EXCEPT AS OTHERWISE MENTIONED IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Where to Find More Information

                We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov and the Israel Securities Authority’s website at www.magna.isa.gov.il.

                As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.  Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

                YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 15TH 2011. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 15TH 2011,  AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

                Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. If no specification is made, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented by the proxy will be voted in FAVOR of the proposals described in this proxy statement.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: September 15th , 2011

Appendix A to the 2011 Proxy Statement
__________
__________
__________

Dear Sir,

Re: Indemnification and Release

This letter (the "Letter of Indemnification") is being issued to you pursuant to the resolutions adopted by the board of directors of IncrediMail Ltd. (the "Company") on ________.

1.	The Company hereby undertakes to indemnify you in respect of any of the following:

1.1.
 Any monetary liability incurred by you, in your capacity as an office holder (as such term is defined in the Companies Law 5759-1999 (the "Companies Law"); hereinafter an "Office Holder"), in favor of any other person pursuant to any judgment including any judgment by way of settlement or any award of an arbitrator confirmed by a court, due to any act or omission taken or made or omitted to be made by you in your capacity as an Office Holder of the Company.

The undertaking to indemnify you pursuant to this Section 1.1 is limited to events related, directly or indirectly, to one or more of the events listed in Appendix A to this letter, that the Company's Board of Directors had deemed foreseeable in light of the Company's actual activities at the date hereof, and to the Maximum Indemnification Amount (as such term is defined below).

If, and to the extent that, the total amount of indemnification that the Company shall be required to pay its Office Holders under Section 1.1 exceeds the Maximum Indemnification Amount or the remainder of Maximum Indemnification Amount available at such time, the Maximum Indemnification Amount or its remainder shall be divided among the Office Holders entitled to indemnification, in a manner that the amount of indemnification that each such Office Holder shall receive will be calculated according to the ratio between the indemnification amount that each Office Holder shall be entitled to receive (subject to the provisions of Section 5 below) and the total amount of indemnification that all Office Holders shall be entitled to receive, cumulatively, for the relevant occurrence.

"The Maximum Indemnification Amount" for all Office Holders of the company, cumulatively, for one or more of the events listed under Appendix A, shall not exceed 50% of the company's shareholders' equity pursuant to the Company's audited annual financial statements for the year preceding the year in which the event in connection of which indemnification is sought had occurred.

1.2.
All reasonable litigation expenses, including attorneys' fees, incurred by you in your capacity as an Office Holder as a result of an investigation or proceedings instituted against you by an authority empowered to conduct an investigation or proceedings, which are concluded either (i) without the filing of an indictment against you or the levying of a monetary obligation in lieu of criminal proceedings upon you, or (ii) without the filing of an indictment against you but with levying a monetary obligation in substitute of such criminal proceedings upon you for a crime that does not require proof of criminal intent.

In this Sub-section –

Conclusion of proceeding without the filing of an indictment in a manner in which a criminal investigation was commenced and monetary obligation in lieu of criminal proceedings, shall have the meaning ascribed to such term of phrase under Section 260 to the Companies Law.

1.3.
 All reasonable litigation expenses, including attorneys' fees, incurred by you in your capacity as an Office Holder, in proceedings instituted against you by the Company, on its behalf or by a third-party, in connection with criminal proceedings in which you were acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent.

1.4.
(A) Expenses, including reasonable litigation expenses and attorneys' fees, incurred by you as a result of a proceeding instituted against you in relation to: (i) infringements that may impose financial sanction pursuant to the provisions of Charter VIII'3 under the Israeli Securities Law – 1968; or (ii) administrative infringements pursuant to the provisions of Chapter VIII'4 under the Israel Securities Law – 1968; or (iii) infringements pursuant to the provisions of Chapter IX'1 under the Israel Securities Law – 1968; and (B) Payments made by you to an injured party pursuant to an infringement under section 52CIV(a)(1)(a) of the Israel Securities Law - 1968.

The above undertaking to indemnify you shall also apply to any obligation or expense specified in Sections 1.1 through 1.4 above imposed on you in consequence of your services as an Office Holder of a subsidiary of the Company (as defined in the Israeli Securities Law – 1968) ("Subsidiary") or in consequence of your service as an Office Holder in an affiliated company ("chevra mesunefet") (as defined in the Israeli Securities Law – 1968) ("Affiliate").

2.	The Company will not indemnify you for monetary liability that the law does not permit to indemnify for, including monetary liability that shall be imposed on you with respect to any of the following:

2.1.	A breach of your fiduciary duty to the Company, unless committed in good faith and with reasonable grounds to believe that such action would not harm the Company.

2.2.	A breach of your duty of care to the Company committed intentionally or recklessly, except if committed in negligence only.

2.3.	An action taken with the intent of unlawfully realizing personal gain.

2.4.	A fine or penalty imposed upon you, except a fine or penalty mentioned in Section 1.2 above.

2.5.	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

2.6.
A proceeding instituted against you pursuant to the provisions of Chapter VIII’3, VIII’4 or IX’1 under the Securities Law - 1968, except as permitted hereunder and in accordance with Section 56VIII(b) the Securities Law – 1968.

3.
The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you ("Time of Indebtedness"). With respect to items referred to in Sections 1.2, ~~and~~ 1.3 and 1.4 above, the Company will pay you advances on an ongoing basis, as and when payable by you. Advances given to cover legal expenses in criminal proceedings that result in: (i) an indictment against you and in which you are found guilty (other than with respect to criminal proceedings regarding a crime which does not require proof of criminal intent) or (ii) levying a monetary obligation in substitute of such criminal proceedings upon you (except for a crime that does not require proof of criminal intent), will be repaid by you to the Company.

Advances or any other sums paid, under this Indemnification Letter, by the Company to you or on your behalf, with respect to which it was determined that you were not lawfully entitled to, including the above mentioned advances, shall be linked to the consumer index, and you shall return such sums to the Company when required to do so by the Company.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

All amounts paid as indemnification pursuant hereto will be grossed-up to cover any tax payments you may be required to make if the indemnification payments are taxable, subject always to the Maximum Indemnification Amount.

4.
The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer an Office Holder of the Company, provided that the obligations are in respect of actions taken by you while you were an Office Holder and in your capacity as an Office Holder of the Company, including if taken prior to the date of this Letter of Indemnification, and the indemnity will extend to your heirs, executors, administrators and legal representatives.

5.
The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement with any other third party other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies). For the avoidance of doubt, if the indemnification is for liabilities under Section 1.1 above, the amount of indemnification shall not exceed the limits set forth in Section 1.1 above.

6.
The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder and which are in excess of the amount of the liability, if any, not indemnified by the Company.

7.	In all indemnifiable circumstances indemnification will be subject to the following:

7.1.
You shall notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings promptly from the time that you are first aware thereof, and that you transfer to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events that you suspect may give rise to the initiation of legal proceedings against you.

Failure to notify the Company as aforesaid will not relieve the Company of its indemnification obligations pursuant hereto except to the extent that it has been actually prejudiced as a result of such failure.

7.2.
 Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of compromise. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnnifiable pursuant to this Letter of Indemnification and/or pursuant to law, or to enter into any settlement, or compromise or consent to any judgment unless such settlement, compromise or consent includes an unconditional release of you from all liability arising out of the proceeding, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnnifiable pursuant to this Letter of Indemnification and/or pursuant to law and so long as it includes an unconditional release as aforesaid.

7.3.
If, within 45 days from the date you give the Company notice under Section 7.1 above, the Company (or its insurer) does not notify you that they assume your defense, you shall be entitled to choose your own attorney, except if the Company opposes to such attorney for reasonable reasons. Subject to the aforementioned the provisions of this Letter of Indemnification shall apply to expenses you may have in connection with such legal representation, provided that the Company approves in advance the attorney you choose and the fee arrangement with such attorney.

7.4.
You will execute any document that the Company requests you to execute that shall authorize the attorney chosen by the Company to handle your defense and to represent you in connection therewith, in accordance with Section 7.2 above.

7.5.
You will cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

7.6.
If, in accordance to paragraph 7.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees that you may expend in connection with your defense; provided, however, that in the event that there shall be a conflict of interest between you and the Company, the Company's attorney will notify you of such conflict and you shall be entitled to choose your own attorney. In such event the provisions of this Letter of Indemnification shall apply to expenses you may have in connection with such legal representation, provided that the Company approves in advance the attorney you choose and the fee arrangement with such attorney.

7.7.
The Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid if the Company's consent, as shall be determined in the Company's sole discretion, to such compromise or settlement was not given in advance and, to the extent required, the Company's insurer's consent, in advance.

8.
You shall have no liability for monetary or other damages due to, arising or resulting from, a breach of your duty of care to the Company committed in negligence (but not if committed intentionally or recklessly). The Company hereby exempts and releases you from and against all liability for monetary or other damages due to, arising or resulting from, a breach of your duty of care to the Company committed in negligence (but not if committed intentionally or recklessly), whether such breach occurred or occurs prior or subsequent to the date hereof.  The above exemption shall not be valid with respect to any of the following:

8.1.	Any liability, with respect to which you are entitled to receive payment under an insurance policy, other than amounts which are in excess of the payment you are entitled to receive hereunder;

8.2.	Any liability, with respect to which you are entitled to receive indemnification hereunder.

9.
If for the validation of any of the undertakings in this Letter of Indemnification and Release any act, resolution, approval or other procedure is required the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

10.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification and Release or in the above resolutions derogate from the Company's right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in Section 1.1 above.

11.
If any undertaking or release included in this Letter of Indemnification and Release is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings or releases which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking or release may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings or releases will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking or release, so as to be valid and enforceable to the maximum extent permitted by law.

12.	This Letter of Indemnification and Release replaces any preceding Letter of Indemnification that may have been issued to you.

13.
13. The Company shall bear all of your costs, including legal expenses, in enforcing this Letter of Indemnification and Release against the Company. These costs and expenses will be in addition to, and will not be calculated as part of, The Maximum Indemnification Amount.

Sincerely,
____________
IncrediMail Ltd.

Acknowledged and Agreed:
______________________

Name:_________________
Date:____________________

Appendix A

(1)
The issuance of securities including, but not limited to, the offering of securities to the public according to a prospectus, a private offering, the issuance of bonus shares or any other manner of securities offering;

(2)
A "Transaction" as defined according to Article I of the Companies Law, including the negotiation for, the signing and the performance of a transaction, transfer, sale, purchase or pledge of assets or liabilities (including securities), or the receiving of any right in any one of the above, receiving credit, granting securities and any action connected directly or indirectly with such a Transaction, and any other actions in connection with the management of the Company in the ordinary course of business;

(3)
Actions taken in connection with the public relation and/or investor relation efforts of the Company, any filing or announcement required by the Companies Law and or securities laws and/or according to rules and/orregulations adopted by any stock exchange on which the Company's securities are traded or listed for quotation;

(4)	Any decision regarding a "distribution," as defined in the Companies Law;

(5)
A change in the Company's structure or a reorganization or any decision pertaining to these issues including, but not limited to, a merger, a de-merger, a settlement between the Company and its shareholders and/or creditors, a change in the Company's capital, the establishment of subsidiaries and their liquidation or sale, an allotment or distribution;

(6)
An announcement, a statement, including a position taken, or an opinion made in good faith by a Office Holder in the course of his duties and in conjunction with his duties, including during a meeting of the Company's board of directors or one of the committees of the board of directors;

(7)	An action taken in contradiction to the Company's articles of association;

(8)
Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits;

(9)	Any action, decision or omission relating to issues of intellectual property, safety, tax, anti-trust, accounting, financing and product liability;

(10)	Negotiation for, signing and performance of an insurance policy;

(11)	Any action, decision or omission concerning privacy or civil rights, libel and slander;

(12)	Any act, decision or omission concerning any incentive plan to employees, Office Holders and consultants;

(13)
Any action or omission in connection with laws or any other governmental regulations or orders requiring the Company to obtain and/or maintain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

~~(12)~~(14)
Any actions, decision or omission in connection with the development or testing of products developed by the Company, its Subsidiaries or Affiliates, or in connection with the distribution, sale, license, or use of such products, including without limitation in connection with professional liability and product liability claims; and

(15)	Any of the above events in any jurisdiction and pursuant to the Office Holder's position in an ~~affiliated corporation~~ Affiliate or in a ~~corporation controlled by the Company~~ Subsidiary.

Appendix B to the 2011 Proxy Statement

ISRAELI SHARE OPTION PLAN
__________________________________________________________________________________________

U.S. Addendum to IncrediMail Ltd. 2003 Israeli Share Option Plan

1.	Purpose of the Addendum

This Addendum is incorporated as part of the IncrediMail Ltd. 2003 Israeli Share Option Plan (the “ISOP”).  All terms not otherwise defined herein shall have the meaning ascribed to them in the ISOP.  This Addendum governs grants of Options to U.S. Persons (as defined below).

2.	Provisions of the Addendum

In connection with U.S. Persons, the provisions of this Addendum shall supersede and govern in the case of any inconsistency between the provisions of this Addendum and the provisions of the ISOP, provided, however, that this Addendum shall not be construed to grant to any Optionee rights not consistent with the terms of the ISOP, unless specifically provided herein.

3.	Eligibility

The individuals who shall be eligible to receive Options under the ISOP that are subject to the provisions of this Addendum shall be employees, directors and other individuals  who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, “U.S. Persons”), and who render services to the management, operation or development of the Company or a Subsidiary and who have contributed or may be expected to contribute materially to the success of the Company or a Subsidiary.  ISOs (as defined in Paragraph 5 below) shall not be granted to any individual who is not an employee of a corporation for United States federal tax purposes.  The term “Subsidiary” as used in this Addendum means a corporation or other business entity of which the Company owns, directly or indirectly through an unbroken chain of ownership, fifty percent or more of the total combined voting power of all classes of stock.

4.            Aggregate Maximum Number of Shares Eligible for Options

As of Janaury 20, 2011, the aggregate maximum number of Shares that may be issued under the ISOP is 3,368,000, as such number may be adjusted in accordance with the ISOP.

5.            Terms and Conditions of Options

Every Option granted to a U.S. Person shall be evidenced by a written Option Agreement in such form as the Board or the Committee shall approve from time to time, specifying the number of Shares that may be purchased pursuant to the Option, the Purchase Price, the time or times at which the Option shall become exercisable in whole or in part, whether the Option is intended to be an incentive stock option under Section 422 of the Code (“ISO”) or a nonqualified stock option (“NSO”) and such other terms and conditions as the Board or the Committee shall approve, and containing or incorporating by reference the following terms and conditions.  The ISOP and this Addendum shall be administered in such a manner as to permit those Options granted hereunder and specially designated as an ISO to qualify as incentive stock options as described in Section 422 of the Code. To the extent the Board or the Committee determines it to be desirable to qualify Options granted under this Addendum as “performance-based compensation” within the meaning of Section 162(m) of the Code, grants of such Options shall be administered by a committee of two or more “outside directors” within the meaning of Section 162(m) of the Code and shall be made in accordance with the requirements of the “performance-based compensation” exception of Section 162(m) and the regulations thereunder.

(a)  Duration.  Each Option shall expire no later than ten (10) years from its date of grant. No ISO granted to an Optionee who owns (directly or under the attribution rules of Section 424(d) of the Code) shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Subsidiary shall expire later than five (5) years from its date of grant.

(b)  Purchase Price.  The Purchase Price of each Option shall be as specified by the Board or the Committee in its discretion; provided, however, that the Purchase Price shall be at least 100 percent of the Fair Market Value of the Shares on the date on which the Board or the Committee grants the Option, which shall be considered the date of grant of the Option for purposes of fixing the Purchase Price; and provided, further, that the Purchase Price with respect to an ISO granted to an Optionee who at the time of grant owns (directly or under the attribution rules of Section 424(d) of the Code) shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or of any Subsidiary shall be at least 110 percent of the Fair Market Value of the Shares on the date of grant of the ISO.

(c)   Notice of ISO Stock Disposition.  The Optionee must notify the Company promptly in the event that the Optionee sells, transfers, exchanges or otherwise disposes of any Shares issued upon exercise of an ISO before the later of (i) the second anniversary of the date of grant of the ISO or (ii) the first anniversary of the date the shares were issued upon the Optionee’s exercise of the ISO.

(d)  $100,000 Limit for ISOs.  The aggregate Fair Market Value (determined at the date of grant) of the Shares with respect to which ISOs granted to an Optionee and any incentive stock options granted to such Optionee under any other stock option plan of the Company, any Subsidiary or any predecessor corporation are exercisable for the first time by such Optionee during any calendar year shall not exceed U.S. $100,000, or such other limit as may be prescribed by the Code.

B - 2

 6.           Requirements of Law

(a)           The Company shall not be required to transfer Shares or to sell or issue any Shares upon the exercise of any Option if the issuance of such Shares will result in a violation by the Optionee, the Company or any Subsidiary of any provisions of any law, statute or regulation of any governmental authority.  Specifically, in connection with the United States Securities Act of 1933, as amended from time to time (the “Securities Act”), upon the exercise of any Option, the Company shall not be required to issue Shares unless the Board or the Committee has received evidence satisfactory to it to the effect that the Optionee will not transfer such Shares except pursuant to a registration statement in effect under the Securities Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that registration is not required.  Any determination in this connection by the Board or the Committee shall be conclusive.  The Company shall not be obligated to take any other affirmative action in order to cause the exercise of an Option to comply with any law or regulations of any governmental authority, including, without limitation, the Securities Act or applicable state securities laws.

(b)           All other provisions of this Addendum and the ISOP notwithstanding, this Addendum and the ISOP shall be administered and construed so as to avoid any person who receives an Option grant incurring any adverse tax consequences under Code Section 409A.  The Board or the Committee shall suspend the application of any provisions of the ISOP which could, in its sole determination, result in an adverse tax consequence to any person under Code Section 409A.

7.	Tax Withholding and Reporting

To the extent required by law, the Company shall withhold or cause to be withheld income and other taxes with respect to any income recognized by an Optionee by reason of the exercise of an Option, and as a condition to the receipt of any Option the Optionee shall agree that if the amount payable to the Optionee by the Company and any Subsidiary in the ordinary course is insufficient to pay such taxes, then the Optionee shall upon the request of the Company pay to the Company or a designated Subsidiary an amount sufficient to satisfy its tax. As a condition to receiving the grant of any Option, the Optionee shall further agree to comply with any applicable tax and legal reporting obligations with respect to the Option.

B - 3